ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: March 4, 2015

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	1
1.1	Incorporation of Documents by Reference	1
1.2	Date of Information	1
1.3	Forward-Looking Statements	1
1.4	Currency and Exchange Rates	3
1.5	Classification of Mineral Reserves and Resources	3
1.6	Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources	3
ITEM 2:	CORPORATE STRUCTURE	4
2.1	Name, Address and Incorporation	4
2.2	Subsidiaries	4
ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS	4
3.1	Three Year History	4
3.2	Significant Acquisitions	9
ITEM 4:	DESCRIPTION OF THE BUSINESS	9
4.1	General Description	9
4.2	Risk Factors	10
4.3	Asset-Backed Securities Outstanding	19
4.4	Mineral Projects	19
ITEM 5:	DIVIDENDS	54
5.1	Dividends	54
ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE	54
6.1	General Description of Capital Structure	54
6.2	Constraints	54
6.3	Ratings	54
ITEM 7:	MARKET FOR SECURITIES	54
7.1	Trading Price and Volume	54
ITEM 8:	ESCROWED SECURITIES	56
8.1	Escrowed Securities	56
ITEM 9:	DIRECTORS AND OFFICERS	56
9.1	Name, Occupation and Security Holding	56
9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	58
9.3	Conflicts of Interest	60

ITEM 10:	PROMOTERS	61
ITEM 11:	LEGAL PROCEEDINGS	61
11.1	Legal Proceedings	61
11.2	Regulatory Actions	61
ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	61
12.1	Interest of Management and Others in Material Transactions	61
ITEM 13:	TRANSFER AGENT AND REGISTRAR	62
13.1	Transfer Agent and Registrar	62
ITEM 14:	MATERIAL CONTRACTS	62
14.1	Material Contracts	62
ITEM 15:	INTERESTS OF EXPERTS	63
15.1	Names of Experts	63
15.2	Interests of Experts	63
ITEM 16:	ADDITIONAL INFORMATION	63
16.1	Additional Information	63
16.2	Audit Committee	64

ITEM 1:	PRELIMINARY NOTES

1.1	Incorporation of Documents by Reference

All financial information in this Annual Information Form (“AIF”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Mines Project, Durango State, Mexico	December 31, 2013	March 5, 2015	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report on the Resource and Reserve Estimates for the Bolañitos Mines Project Guanajuato State, Mexico	October 31, 2014	March 5, 2015	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report on the Resource and Reserve Estimates for the El Cubo Mines Project, Guanajuato State, Mexico	October 31, 2014	March 5, 2015	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico	December 31, 2013	March 28, 2014	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)

References to “the Company”, “Endeavour” or “Endeavour Silver” are to Endeavour Silver Corp. and where applicable and as the context requires, include its subsidiaries.

1.2	Date of Information

All information in this AIF is as of December 31, 2014 unless otherwise indicated.

1.3	Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Endeavour Silver Corp.

Statements concerning reserves and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to our ability to successfully integrate acquisitions;
  uncertainty in our ability to obtain necessary financing;
  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Endeavour Silver Corp.

1.4	Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. References to “Cdn.$” are to Canadian dollars. On March 4, 2015, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.244 (Cdn.$1.00 = U.S.$0.8039). On December 31, 2014, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.1601 (Cdn.$1.00 = U.S.$0.8620) .

1.5	Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.6	Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Endeavour Silver Corp.

ITEM 2:	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd”. Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. On September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

2.2	Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies. The following table lists the material subsidiaries, jurisdiction of incorporation and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Endeavour Capital S.A. de C.V. SOFOM ENR	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz Garibaldi S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolañitos S.A de C.V.	Mexico	100
Compania Minera del Cubo S.A. de C.V.	Mexico	100
Minas Lupycal S.A. de C.V.	Mexico	100
Minera Plata Carina S.P.A.	Chile	100
MXRT Holdings Inc.	Canada	100
Endeavour Zilver S.A.R.L.	Luxembourg	100

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile.

Endeavour Silver Corp.

Guanacevi Mines

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately $4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest was purchased through the payment of a further $3 million by instalments. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was completed in January 2008.

Under the option interest agreement, a scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. Further to a negotiated early buy-out of the minority shareholders, the Company acquired the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine in May 2007 by the issue of 1,350,000 shares of the Company with a fair market value of $5.04 per share.

The Company elected to accelerate the buy-out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Bolañitos Mines (formerly referred to as Guanajuato Mines)

In February 2007, the Company acquired the right to purchase the exploitation contracts to the producing Unidad Bolañitos silver (gold) mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Peñoles S.A. de C.V. (“Peñoles”) to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant exercisable for an additional 250,000 common shares at Cdn.$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Bolañitos Mines, free and clear of any royalties. The share purchase warrant expired on May 30, 2009 unexercised.

El Cubo Mines

On July 13, 2012, the Company completed the acquisition of MXRT Holdings Ltd (formerly Mexgold Resources Inc. (“Mexgold”)) and its three wholly owned subsidiaries: Compania Minera del Cubo, S.A. de C.V., Minas Lupycal S.A. de C.V (formerly AuRico Gold GYC, S.A. de C.V.) and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (“AuRico”).

As a result of the acquisition, the Company owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico.

El Cubo is a producing silver-gold mine located in the southeast part of the historic Guanajuato mining district in central Mexico, only 10 kilometres (km) from Endeavour's operating Bolañitos silver-gold mine in the northwest part of the Guanajuato district.

The El Cubo property consists of 61 mineral concessions covering 8,144 hectares, including several historic and currently active mine adits, ramps and shafts. Approximately 38 individual veins have been identified on the El Cubo property. Veins typically strike northwest, dip 70 degrees southwest and average nearly 2 metres wide.

Endeavour Silver Corp.

San Sebastian Project

San Sebastián del Oeste is an historic silver and gold mining district in southwestern Jalisco state, approximately 155 kilometres southwest of Guadalajara. One small high-grade underground silver and gold mine, Santa Quitéria, is currently operating in the district, producing 100 tonnes of ore per day. Our San Sebastián property surrounds the Santa Quitéria mine and represents a new district-scale silver-andgold exploration and mining opportunity for Endeavour.

The San Sebastián property displays a classic low-sulphidation epithermal vein system with four mineralized subdistricts, each consisting of a cluster of quartz veins (calcite, barite) bearing sulphide minerals (pyrite, argentite, galena, and sphalerite). Historically, more than 50 small mines have been developed within at least 20 veins. Although the San Sebastián silver mines were first discovered in 1542 and there have been several periods of small-scale mining over the last 450 years, little modern exploration was ever carried out in the district.

Endeavour identified substantial potential for additional high-grade mineralized zones within the several dozen kilometres of known veins on the San Sebastián properties. In 2010, the Company signed an option to purchase a 100% interest in the San Sebastian properties by paying a total of $2.7 million over three years and paying a 2% NSR royalty on any future production. The high-grade discovery in the Terronera vein confirmed our opinion. Endeavour published an initial resource in 2014. The vast majority of San Sebastián veins have never been drilled as of December 31, 2014.

See Item 4.4 for further details.

Three Year History

2015 to Present

On March 5, 2015 the Company released updated NI 43-101 Reserve and Resource estimates as at October 31, 2014 for its active silver mining and exploration projects in Mexico, the Guanacevi Mines, the Bolañitos Mines and the El Cubo Mines.

2014

Endeavour delivered new company records of annual silver production from our mining operations in 2014, led by record performance of the Guanaceví mine. The Company beat the high end of its silver production guidance by 5%, although gold production fell short of guidance by 3%. Consolidated silver production during 2014 was 7,212,074 ounces (oz), an increase of 6% compared to 6,813,069 oz in 2013, and gold production was 62,895 oz, a decrease of 17% compared to 75,578 oz in 2013. Plant throughput was 1,404,406 tonnes at average grades of 185 grams per tonne (gpt) silver and 1.62 gpt gold compared to 1,537,984 tonnes grading 168 gpt silver and 1.78 gpt gold in 2013. Silver production increased due to higher grades and recoveries, partially offset by the lower throughput. Gold production was lower due to lower grades and throughput. In 2013, additional ore was mined at Bolañitos and processed at the El Cubo plant. The El Cubo mine output was forecasted to rise throughout 2014 in order to fill the El Cubo plant to its 1,550 tpd capacity.

The Company continued to focus its efforts on the improvement of the El Cubo mine it acquired in 2012. Cost per tonne fell 13% to $98.92 as cost cutting initiatives took effect and now appear to be sustainable. The Company completed 28,000 metres of exploration drilling in 69 holes, including the expansion and delineation of V-Asuncion ore body.

In 2014, the Company continues to emphasize its primary focus on safety. Safety and mine rescue training programs are held regularly at operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

In early 2014, the Company released an updated NI 43-101 Reserve and Resource estimate as at December 31, 2013 for its active silver mining and exploration projects in Mexico.

Endeavour Silver Corp.

2013

Endeavour recorded its eighth consecutive year of growing sales revenue in 2013. During 2013, increased production drove sales 33% higher to $276.8 million however mine operating cash-flow fell 21% to $90.5 million from the previous year due to lower margins. Direct operating costs rose as a result of the increased production, while the Company incurred additional costs with employee lay-offs to improve the long term viability of its operations.

Endeavour reported its eighth consecutive year of growing silver and gold production for 2013, increasing silver production by 52% to 6,813,069 oz silver and gold production by 95% to 75,578 oz gold compared to 2012. The Company focused its efforts on the improvement of the El Cubo mine it acquired in 2012. The Company successfully reduced the El Cubo workforce from 980 employees to 576 employees as of December 31, 2013 while improving plant throughput, ore grades and recoveries in 2013. The Company returned the leased Las Torres facility to its owner, completely refurbished the El Cubo plant in seven months and drove 10.6 kilometres of underground development. Furthermore the Company continued to improve safety programs, site governance and community initiatives.

As noted below, Endeavour originally outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. In 2013, the Company drilled 18,450 metres in 47 holes to discover new high-grade, gold-silver vein mineralization in the historic Villalpando, V-Asuncion and Dolores veins. Drilling at Dolores helped to extend and define the hanging-wall and footwall vein ore-bodies that are currently in production. Drilling in the Villalpando and V-Asuncion veins, discovered in late 2012 and fast-tracked to production last year, successfully extended this newly discovered mineralized zone over 900 m in strike length, still open for expansion. In 2014, exploration will focus on five high priority brownfield targets west and southeast of the mine.

In 2013, the Company continued to emphasize its primary focus on safety. Safety and mine rescue training programs are held regularly at operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours. capacity to facilitate the increased mine production that resulted from the discovery of the Daniela, Karina and Lana veins in 2011.

Endeavour Silver Corp.

In early 2013, the Company released an updated NI 43-101 Reserve and Resource estimate as at December 15, 2012 for its active silver mining and exploration projects in Mexico. Endeavour achieved its eighth consecutive year of combined reserve and resource growth. The Company amended its credit facility with Scotiabank to provide $50 million capacity until July 2015 and $25 million until July 2016.

2012

Endeavour recorded its seventh consecutive year of growing sales revenue and mine operating cash-flow in 2012 (during fiscal 2005 no revenue was reported as the Company held only an option to purchase the Guanacevi project at that time). During 2012, increased production drove sales 63% higher to $208.0 million and increased mine operating cash-flow 32% to $114.4 million over the previous year. Direct operating costs rose as a result of a competitive labour market, decreasing ore grades and the acquisition of the high cost El Cubo mine. However, 2012 was the Company’s best financial performance yet, with EBITDA climbing to $90.5 million and earnings per share of $0.45.

Endeavour reported its seventh consecutive year of growing silver and gold production for 2012, increasing silver production by 20% to 4,485,476 oz silver and gold production by 77% to 38,687 oz gold over the previous year. The Company successfully completed the 2012 Bolañitos plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the discovery of the Daniela, Karina and Lana veins in 2011.

In early 2012, the Company released an updated 43-101 Reserve and Resource estimate as at December 31, 2011 for its active silver mining and exploration projects in Mexico. Endeavour achieved its eighth consecutive year of combined reserve and resource growth. New high grade silver-gold discoveries were made in both Guanacevi and Bolañitos, thereby confirming once again the prolific exploration potential of these two historic mining districts.

On July 13, 2012, the Company completed the acquisition of Mexgold, the indirect 100% owner of the El Cubo mine and the Guadelupe y Calvo exploration project.

El Cubo has been viewed as a low grade, high cost mining operation, similar to both the Guanacevi and Bolañitos mines before they were acquired by Endeavour. Endeavour sees strong potential to turn El Cubo into a high grade, low cost, long life underground mine because the new reserve grades for silver and gold at El Cubo are 78% and 51% higher respectively compared to the current production grades, and because of Endeavour’s experience at discovering new high grade ore-bodies, developing them a fast-track into production, and increasing production tonnes and ore grades at Guanacevi and Bolañitos. Endeavour has outlined 28 separate target areas in and around the existing mines at El Cubo with near-term potential to delineate new reserves and resources. Management believes the El Cubo mine property has good exploration potential for the discovery of both new mineralized veins as well as new ore-bodies within known veins. Endeavour plans more than 50,000 metres of core drilling over the next 2 years to test several high priority exploration targets and identify new targets.

Endeavour Silver Corp.

In 2012, the Company continued to emphasize its primary focus on safety, as demonstrated by over 255,600 hours of personnel training. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

The Company used its strong financial position to acquire the El Cubo mine to improve the long term prospects of the Company. As a result, the Company entered into a $75 million, 3 year credit facility with Scotiabank to ensure the Company has access to sufficient funds to meet its 2013 development plan.

3.2	Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4:	DESCRIPTION OF THE BUSINESS

4.1	General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi, Bolañitos and El Cubo in Mexico. The Company also has interests in certain exploration properties in Mexico and Chile.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Foreign Operations

As the Company’s producing mines and mineral exploration interests are principally located in Mexico, the Company’s business is dependent on foreign operations. As a developing economy, operating in Mexico has certain risks. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2014, the Company had approximately 14 employees based in its Vancouver corporate office and approximately 1,647 full and part-time employees in Mexico. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Environmental Protection

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $1.9 million for the Guanacevi mine operations, $1.1 million for the Bolañitos mine operations and $4.2 million for the El Cubo mine operations.

Endeavour Silver Corp.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the improvement of sustainability programs for all stakeholders and understands that such programs contribute to the long term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company’s safety policies and practices; supporting health programs for the Company’s employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

4.2	Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations

The profitability of the precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations

Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Endeavour Silver Corp.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Endeavour Silver Corp.

Exploration and Development

There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Guanacevi Mines Project, Bolañitos Mines Project and El Cubo Mine, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources

The Guanacevi, Bolañitos and El Cubo mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Endeavour Silver Corp.

Integration of New Acquisitions

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

The positive effect on the Company’s results arising from past and future acquisitions will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner including the existing work force, union arrangements and existing contracts; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Past and future business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations

The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Endeavour Silver Corp.

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Foreign Investment and Income Tax Laws

On October 31, 2013, the Mexican Tax Reform package was approved by the Mexican Congress and it came into effect on January 1, 2014. This law applies on a prospective basis and is expected to affect the future earnings of the Company’s operations in Mexico. The Company has taken the position that the 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and exploration and evaluation assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $18.7 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mines and related assets.

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit-sharing in Mexico. While the Company believes it is probable that these amended labour laws will not result in any material obligation or additional profit-sharing entitlements for its Mexican employees, there can be no assurance that this will continue to be the case.

Any developments or changes in such legal, regulatory or governmental requirements as described above or otherwise are beyond the control of the Company and may adversely affect its business.

Mexican Tax Assessments

As disclosed under “Legal Proceedings” on page 61, a subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities.

While the Company is of the view that the tax assessment has no legal merit and is contesting it, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities.

Endeavour Silver Corp.

Obtaining and Renewing of Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

Endeavour Silver Corp.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.

In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements

We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2014. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions

The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:

• the volatility of gold and silver prices affects our revenues, profits and cash flow;

• volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

• the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and financial performance.

Endeavour Silver Corp.

Substantial Volatility of Share Price

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or financial performance as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and New York Stock Exchange, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Endeavour Silver Corp.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings

In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends

No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Endeavour Silver Corp.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS applicable to publicly accountable enterprises effective January 1, 2011. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, transactions are properly recorded and reported and the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

4.3	Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4	Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as permitted by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanacevi Mines Project is extracted from a technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by Michael Munroe SME-RM, a qualified person (“QP”) who is an employee of the Company, with an effective date of October 31, 2014 and dated February 25, 2015. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Summary

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the Guanaceví Mines property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43-101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, EDR has posted ten consecutive years of growth of its silver mining operations. In addition to the Guanaceví Mines property, EDR owns and operates the El Cubo Mine, and the Bolañitos Mine, both located near the city of Guanajuato in Guanajuato State, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of October 31, 2014. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

Endeavour Silver Corp.

The term Guanaceví Property, in this report, refers to the entire area covered by the mineral license, while the term Guanaceví Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

The conclusions and recommendations in this report reflect the QP's best independent judgment in light of the information available to him at the time of writing.

Location and Property Description

The Guanaceví Mines Project is located within the Municipality of Guanaceví in the State of Durango near its northern border with the state of Chihuahua. The town of Guanaceví is located 260km northwest of Durango. The road from Durango to Guanaceví is paved and accessible year round.

Durango has a modern airport with daily flights to and from Mexico City and at the time of this report, biweekly nonstop flights to Houston, Texas. The Guanaceví Mines Project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres above sea level.

The Guanaceví mining district covers an area measuring approximately 5 km northeast southwest by 10 km northwest-southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Water for the operations is supplied from dewatering of the mines and the Guanaceví processing plant recycles all water.

Power to the Guanaceví Mines project is available from the regional grid (Comisión Federal de Electricidad).

Telephone and internet communications are integrated into the national land-based telephone system and provides reliable service.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Ownership

Endeavour Silver holds the Guanaceví Mines Project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the Project is comprised of 51 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total Property area of 4,171.5546 ha.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

Endeavour Silver Corp.

History

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

The Guanaceví mining district and the Guanaceví Mines Project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past. The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España, although, by the mid-seventeenth century, silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production, including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century, when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth, in his 1905 volume entitled “The Mines of Mexico”, mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

Endeavour Silver Corp.

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

Geology and Mineralization

Geology

The rock types of the district can be grouped into three principal stratigraphic groups based on Consejo de Recursos Minerales stratigraphic studies. The Guanaceví conglomerate at the base overlain by the Lower Volcanic Unit which in turn is overlain by the Upper Volcanic Unit.

The Guanaceví conglomerate, the oldest unit in the district (Upper Jurassic or Lower Cretaceous), is a 450m thick polymictic basal conglomerate composed of angular to sub angular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within sericitic and siliceous cement.

The Guanaceví conglomerate is overlain by the package of intermediate volcanics, the Lower Volcanics, a loosely-defined package of andesitic flows and volcaniclastic sediments correlated with Eocene volcanism. As observed in rocks that host Porvenir and Santa Cruz mine workings, the andesite occurs as a pale green to nearly black volcanic flow. The sequence of rock types in the Lower Volcanics is a coarsening-upward series of volcaniclastic sediments capped by an andesite flow.

Rhyolite is the Upper Volcanic Unit and caps the lower volcanic andesite. The thickness of the Upper Volcanic unit appears to exceed 300m.

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

Endeavour Silver Corp.

Mineralization

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over a 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

Exploration

Since taking over in 2004 and to October 31, 2014, Endeavour Silver has completed 652 diamond drillholes totalling 181,567m and 22 reverse circulation drillholes totalling 2,977 m on the entire Guanaceví Mines Project. More than 50,921 samples have also been collected and submitted for assay.

Of this total, approximately 138,168m of diamond drilling in 466 holes have been completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations.

In 2014, Endeavour Silver spent US $2,101,307 (including property holding costs) on exploration activities, mainly in the Santa Cruz South and North Porvenir areas.

Underground Drilling

Underground drilling in 2014 was limited to definition drilling between the Porvenir and the Santa Cruz Mines. Twenty one underground holes with 3,422.75 m were drilled and 1,644 samples collected and sent for assays.

Surface Drilling

In 2014, surface drilling was conducted on the Santa Cruz South area. A total of 23 core holes were drilled in 8,901.90 m with 2,722 samples collected and submitted for assay.

Other Activities

During 2014, surface geological mapping and sampling was conducted by Endeavour Silver on the Guanaceví Property, focusing on the Rocio-Pelayo, Porvenir Cuatro, Ampl. El Aguaje and Santa Cruz South areas. A total of 655 rock samples were collected and sent for analysis to ALS.

Endeavour Silver Corp.

2015 Exploration Program

In 2015, to continue reinforcing the operating areas, Endeavour Silver plans to develop both surface and underground drilling in the Santa Cruz and Santa Cruz South areas. Also detailed mapping and sampling activities are planned for hanging wall of Santa Cruz vein zone and footwall of Santa Cruz vein in the Porvenir Cuatro area, also regional exploration will continue near the Guanaceví District.

Table 1-1 summarizes the planned 2015 exploration budget for the Guanaceví Mines Project.

Table 1-1
Guanaceví Exploration Priority Targets – 2015

Project Area	2015 Program		Budget
	Metres	Samples	US $
Surface Exploration Drilling
Santa Cruz South	4,000	1,200	793,600
Subtotal	4,000	1,200	793,600
Mine Operations Exploration Drilling
Mine Exploration	3,000	1000	673,600
Subtotal	3,000	1,000	673,600

Total (mine +exploration division)	7,000	2,200	1,467,200

2014 Mineral Resource Estimate

Mineral Resource Statement

The mineral resources for the Guanaceví Mines Project as of October 31, 2014 are summarized in Table 1-2. Resources are exclusive of the mineral reserves.

Table 1-2
Mineral Resource Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	53,300	192	0.28	329,400	500	362,500
Indicated	1,149,300	317	0.85	11,719,400	31,300	13,893,200
Total Measured and Indicated	1,202,600	312	0.83	12,048,800	31,900	14,281,800

Total Inferred	1,792,900	281	0.61	16,225,800	34,900	18,454,900

Assumptions and Key Parameters

Resources are diluted to a minimum mining width of 1.40m. Assumed metal prices are $1540 per ounce for gold and $22.00 per ounce for silver. Measured and Indicated Resources are calculated using a cut-off of 188 g/t silver equivalent. Resource blocks below 188 g/t but above a cut-off of 100 g/t silver equivalent are considered for inclusion in inferred resources. Silver equivalent is calculated with a factor of 70:1, gold grams to silver grams.

Endeavour Silver Corp.

Methodology

Resources for the mining areas (Santa Cruz, Porvenir North and Porvenir Cuatro) of the Guanaceví Mines Project were estimated using both 2D polygonal and 3D modeling techniques, specifically inverse distance cubed (ID3). Blocks within the developed mine were estimated using 2D polygonal methods rather than 3D models. Areas defined by drilling were estimated using 3D models.

Resources for the exploration areas (San Joaquin, La Blanca-Mi Niña and Epsilon-Soto) have been carried forward from the December 31, 2013, estimates, as there has been no change since that time. Resources for the Milache Project were estimated by Endeavour Silver using 3D modeling with the kriging interpolator. Resources for the newly discovered Santa Cruz South area was estimated using 2D polygonal method.

Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to estimate the grade according to the following criteria.

For resources based on chip sample data, Measured Resources are projected a maximum of 10m from sample data or halfway to adjacent data points, whichever is less.

For polygonal based drillhole defined resources, (exploration holes), Measured Resources are based on drill intercepts spaced at between 10 and 25m. There are currently no Measured Resource blocks defined only by drilling at Guanaceví dude to sample spacing

Indicated Resources are projected a maximum of 35m from sample data or halfway to adjacent data points, including development, chip samples or drillhole intercepts, whichever is less.

For polygonal based drillhole defined resources, (exploration holes), Indicated Resources are defined as the area based on a 25m radius around a drillhole.

Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure.

Inferred Resources within operational areas are outlined and estimated based on the mine's interpretation and confidence in the historical sampling results. Inferred resources are based on drill intercepts spaced at between 35 and 70m depending on the structural complexity and geological continuity.

For polygonal based drillhole defined resources, (exploration holes), Inferred are defined as the area based on a 50m radius around a drillhole.

Endeavour Silver Corp.

2014 Mineral Reserve Estimate

Mineral Reserve Statement

The mineral reserves for the Guanaceví Mines project as of October 31, 2014 are summarized in Table 0-3.

Table 0-3
Mineral Reserve Estimate, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	311,000	322	0.59	3,221,500	5,900	3,635,900
Probable	268,700	274	0.65	2,370,600	5,600	2,763,200
Total Proven and Probable	579,700	300	0.62	5,592,200	11,500	6,397,200

Mineral Reserve Parameters

Resource blocks are diluted to a minimum mining width of 1.4m. Assumed metal prices are $1260 per ounce for gold and $18 per ounce for silver. Resource blocks above a cut-off of 230 g/t silver equivalent are considered for inclusion in reserves. Dilution is generally applied at a constant 20% after being diluted to the minimum mining width. Silver equivalent is calculated with a factor of 70:1, gold grams to silver grams. Silver and gold recoveries are 84.0% and 86.3% respectively.

Definitions and Classifications

Mineral reserves are derived from measured/indicated resources after applying the economic parameters stated above. The Guanaceví reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured Resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Guanaceví, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Guanaceví, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

Development and Operations

Since January 1, 2007, Endeavour Silver has been in control of the day-to-day mining operations at the Guanaceví Mines Project. Endeavour Silver assumed control of the mining operations from a local mining contractor in order to allow for more flexibility in operations and to continue optimizing the costs.

As of November 30, 2014, the Guanaceví Mines project had a roster of 536 employees and an additional 102 contractors. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

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A conventional cut and fill mining method is employed with the stopes generally 150m long and 20m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-sections are 4m by 4m for the primary ramps and 3.5m by 3.5m for the secondary ramps.

In the lower parts of the mine, stope access is by 90 m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0m by 3.5m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

For the year ending December 31, 2014, silver production was 3,587,639 oz and gold production was 7,641 oz. Plant throughput to December 31st 2014 was 423,251 tonnes at an average grade of 314 g/t silver and 0.65 g/t gold. In 2014, mill recoveries averaged 84.0% for silver and 86.4% for gold.

The mill was originally built in 1970 by the Mexican government and designed to custom mill ores from various mines in the district. The mill has undergone a number of upgrades since 1970, and further upgrades since Endeavour Silver took over the day-to-day operations.

In 2014 the mill processed ore from the mines of Porvenir Cuatro, Porvenir North, and Santa Cruz, as well as purchased (third party) ore. In 2011, the grinding circuit had an average capacity of 1,000 t/d. In 2014, the grinding circuit had an average capacity of 1,300 t/d.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products. Endeavour Silver produces doré silver-gold bars which it then ships for further refining at Peñoles facility in Torreon. Then the refined metal is sold through Auramet on the London metal exchange.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Guanaceví Mines Project.

The cash operating cost of silver produced at the Guanaceví Mines project as of December 31, 2014 was $ 9.73 per oz, compared to $14.32 for the fiscal year 2013. Cash operating cost per ounce of silver is calculated net of gold credits and royalties. On a per tonne of ore processed basis, the cash operating costs in 2014 averaged US $ 104.07 per tonne, compared to US $110.93 in 2013 and US $103.82 in 2012.

For 2015, Endeavour Silver is forecasting production of 3,241,474 ounces of silver and 6,566 ounces of gold from the Guanaceví Mines project. Plant throughput for 2015 is forecast at 443,300 t at an estimated average grade of 275 g/t silver and 0.54 g/t gold. Recoveries are forecast to average 82.7 % and 85.3% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North, Porvenir Cuatro and Santa Cruz mines.

The property has substantial resource potential. Beyond 2015, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources.

Endeavour Silver actively continues acquiring rights to new properties in the Guanaceví district.

Endeavour Silver Corp.

Conclusions and Recommendations

Conclusions

The QP considers the Guanaceví resource and reserve estimates presented in this report follow the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Guanaceví Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have a negative effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by Endeavour Silver are highly prospective both along strike and down dip of the existing known mineralization, and that further resources could be converted into reserves with additional exploration and development especially in and around the Santa Cruz Mine.

Endeavour’s Regional Exploration unit has at their disposal modern exploration techniques that were not available to previous exploration and mining companies that worked the district. With many new discoveries in the area, some of which are currently in production, Endeavour has shown that applying modern concepts and techniques greatly enhances the likelihood of success.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains optimistic.

Recommendations

Exploration in the Guanaceví District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent. The QP recommends that exploration continue and that budgeted exploration plans discussed in Section 26.1 be executed.

The QP recommends that modeling parameters and procedures be regularly reviewed to develop better estimation plans.

Additionally, the QP recommends the following:

1)	That future budgets include and take advantage of modern-day technology improve the quality of the underground samples used for resource evaluation.

2)

The continued development of an effective reconciliation plan for the Guanaceví Mines Project. Stope-by-stope reconciliations are difficult in mines where material from different stopes or even mines is regularly mixed. However, reconciliation of ore mined and milled on a long-term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

3)	That mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations.

Endeavour Silver Corp.

Bolañitos Mines Project (formerly the Guanajuato Mines Project), Guanajuato State, Mexico

The following summary of the Bolañitos Mines Project is extracted from the technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project (formerly the Guanajuato Mines Project) Guanajuato State Mexico” prepared by Michael Munroe SME-RM, a QP who is an employee of the Company, with an effective date of October 31, 2014 and dated February 25, 2015. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Summary

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the Bolañitos Mines Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43-101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, EDR has posted ten consecutive years of growth of its silver mining operations. In addition to the Bolañitos Mines property, EDR owns and operates the El Cubo Mine, also located in Guanajuato, and the Guanaceví Mine located in the northwestern Durango state, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of October 31, 2014. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term Bolañitos Property, in this report, refers to the entire area covered by the mineral license, while the term Bolañitos Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

Location and Property Description

The Bolañitos Mine property is located in the state of Guanajuato about 280 km northwest of Mexico City. It consists of four operating mines in two areas. The Cebada mine, which is not currently in operation, is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, the Lucero mine which is about one km to the southeast of Bolañitos and the Asuncion mine, located 0.5 km west of Bolañitos. Year-round access to all of the mines is readily available over a network of paved and gravel roads. Endeavour Silver also owns the inactive Golondrinas mine which is 3.5 km to the southwest of Cebada. The Golondrinas mine has not operated since 2008.

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The region is mountainous with a mild climate and sporadic, often violent thunderstorms in the summer months. These storms are the source of most of the precipitation for the area. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Winter temperatures are generally between 15 and 25°C and can drop below freezing overnight.

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides. The area is mainly devoid of trees, although, trees are found near springs and streams.

Water for the operations is supplied from dewatering of the mines and the Bolañitos process plant is set up to recycle as much water as possible

Power to the Bolañitos Mines project is available from the regional grid (Comisión Federal de Electricidad).

Telephone and internet communications are integrated into the national land-based telephone system and provides reliable service.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Ownership

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

The Guanajuato Mines project consists of 25 properties which are not all contiguous and vary in size for a total of 2,533 hectares (ha). The project includes three operating silver (gold) mines (Bolañitos, Lucero, La Luz (Asunción)), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant.

The annual 2015 concessions tax for the Bolañitos Project is estimated to be approximately $665,374 Mexican pesos (pesos), which is equal to about US $49,287 at an Exchange rate of $13.50 pesos to US $1.00.

All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is only one type of mineral concession in Mexico.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners that provide surface access for exploration and exploitation purposes.

Endeavour Silver Corp.

History

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzman in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810, when the War of Independence started.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years.

However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the "mother vein (Veta Madre) has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds".

Geology and Mineralization

Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north- northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus.

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The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) proposed a caldera structure for the Guanajuato mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district, there are three major mineralized fault systems, the La Luz, Sierra and Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or "spikes") distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35" to 55' to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

Exploration

Underground Drilling

During 2014, Endeavour Silver did not conduct any underground exploration drilling at the Bolañitos Project.

Endeavour Silver Corp.

Surface Drilling

During 2014, Endeavour Silver completed 28,167 m of drilling in 87 surface diamond drill holes at the Bolañitos Project. A total of 7,949 samples were collected and submitted for assays.

Other Activities

Endeavour Silver also conducted geological mapping and sampling programs in Bolañitos South (San Antonio, Lourdes, Margaritas, La Cuesta, and Laura). A total of 685 samples were collected and submitted for assays.

2015 Exploration Program

In 2015, Endeavour Silver plans to continue with the follow-up surface exploration programs at the Bolañitos North and Bolañitos South areas. The primary long-term goal of these programs is to expand reserves and resources in the Bolañitos Project for future growth.

2014 Mineral Resource Estimate

Mineral Resource Statement

The mineral resources for the Bolañitos Project as of October 31, 2014 are summarized in Table 1-1. Resources are exclusive of mineral reserves.

Table 1-1
Mineral Resource Estimate, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	66,300	128	1.59	271,500	3,300	508,500
Indicated	1,045,300	112	1.97	3,765,700	66,300	8,409,500
Total Measured and Indicated	1,111,600	113	1.95	4,037,200	69,600	8,918,000

Total Inferred	1,936,700	138	1.45	8,576,100	90,400	14,903,600

Assumptions and Parameters

Resources are diluted to a minimum mining width of 0.8m. Assumed metal prices are $1540 per ounce for gold and $22.00 per ounce for silver. Measured and Indicated Resource blocks above a cut-off of 151g/t silver equivalent are considered for inclusion in resources. Inferred Resources above a cut-off of 100g/t silver equivalent are included. Silver equivalent is calculated with a factor of 70:1 gold grams to silver grams.

Methodology

Resources for the Daniela, Fernanda, Karina, La Luz and Lana veins were estimated using 3D modelling and ordinary kriging as the interpolator. The database comprised underground chip channel samples and diamond drill holes.

Endeavour Silver Corp.

Resources for the La Luz-Refugio veins were estimated using a 2D polygonal method and is based on the use of a longitudinal section to estimate the mineral resources and reserves.

Resources for the exploration areas (Plateros, La Luz, San Bernabe, Fw Lana, Belen, Golondrinas, and San Francisco) have been carried forward from the December 31, 2013, estimates, as there has been no change since that time.

2014 Mineral Reserve Estimate

Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of October 31, 2014 are summarized in Table 10-2.

Table 10-2
Mineral Reserve Estimate, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	333,800	142	2.13	1,521,100	22,800	2,889,100
Probable	360,500	118	3	1,374,500	31,700	3,276,500
Total Proven and Probable	694,300	130	2.44	2,895,600	54,500	6,165,600

Mineral Reserve Parameters

The parameters used to convert mineral resources to mineral reserves at the Bolañitos project are as follow:

  Cut-off grade: 184 g/t AgEq.
  Dilution: 18% (Cut and fill), 25% (longhole), 30% (La Luz).
  Minimum width: 0.8m (Stopes), 2.5m (Development).
  Silver equivalent: 70:1, gold grams to silver grams.
  Gold price: US $1,260 per oz.
  Silver price: US $18 per oz.
  Mining Recovery: 95%.
  Gold recovery (overall): 89.7%.
  Silver recovery (overall): 86.8%.

Definitions and Classifications

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated above. The Bolañitos project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Endeavour Silver Corp.

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

Development and Operations

The Bolañitos Project consists of both current and former producing mines, as well as a number exploration targets. Bolañitos is an operating Project which has continued to improve its operational parameters and production output under Endeavour Silver's direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed on the Project by the various government agencies.

As of October 31, 2014, the Bolañitos Project had a roster totalling 407 employees. The mine's operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and are unionized. There is an incentive system in place, rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground. Over the past several years a transition to a modified longhole method has taken place. Conventional cut and fill jackleg drilling has been replaced with longhole drilling machines. The holes are typically 10-12m in length but vary from 6 to 16m depending on the stope.

Table 10-3 summarizes the production at Bolañitos for 2014.

Table 10-3
Summary of 2014 Production for the Bolañitos Project

Month	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (oz)	Au (oz)
January	47,925	151	3.21	344	200,662	4,448
February	44,019	141	2.48	290	172,852	3,149
March	50,468	139	2.47	287	199,337	3,043
April	46,661	136	2.19	267	177,778	2,960
May	48,936	159	2.50	309	216,394	3,514
June	46,773	162	2.73	326	229,726	3,506
July	47,029	154	2.26	290	204,075	3,116
August	44,988	153	2.27	289	191,782	2,978
September	45,666	140	2.07	264	192,302	2,494
October	49,415	142	1.89	255	186,267	2,627
November	48,140	151	2.03	273	194,212	2,763
December	47,853	152	2.18	283	230,792	2,510
Total	567,873	148	2.36	290	2,396,179	37,108

In 2014, the Bolañitos mine produced 567,873t of ore grading 148 g/t silver and 2.36 g/t gold from which 2,396,179 oz silver and 37,108 oz gold were recovered. Silver and gold recoveries averaged 88.5% and 86.2%, respectively.

Endeavour Silver Corp.

The plant processing rate is 1,600 t/d after it was expanded from 1,200 t/d in 2012 adding a 6’x16’ vibration screen, four additional flotation cells 500 ft3 each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system.

Run-of-mine ore is hauled by 20 tonne dumper trucks and discharge on a grizzly with opening 11”. Oversize rock (>11’) is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24”x36”. After the primary crusher the ore is held in two coarse ore bins each with a 450 t capacity.

From the coarse ore bins the ore is conveyed to a 6’x16’ vibratory screen with openings 3/8”, the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25’ standard head Symons secondary cone crusher where the ore size is crushed down to 2”. The secondary crusher product is screened by a 5’x10’ vibratory screen with openings 3/8”. The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher.

The fine crushed ore (approx. 80-85% of -3/8”) is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 500 tonnes of ore.

The grinding circuit consists of two ball mills: No. 1 is of size 9’6” x 14’ with a 600 HP motor, the No. 2 mill is of size 11’x18’7” with a 1000 HP motor. The mills are fed independently from respective ore bins.

The grinding product is the cyclone overflow with 70-75% passing 74 microns and flows further to the flotation circuit.

Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t.

The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders.

For 2015, Endeavour Silver is forecasting to produce 1.28 million ounces of silver and 23,228 ounces of gold from the Bolañitos Project. Plant throughput for 2015 is forecast at 409,600 t at an estimated average grade of 121 g/t silver and 2.13 g/t gold. Recoveries are forecast to average 80.1% and 82.7% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp and Asunción mines.

The Bolañitos property has undeveloped resource potential. Beyond 2014, Endeavour Silver believes that continued exploration and development may lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

The mine life, based on proven and probable reserves as of October 31, 2014, is less than two years at a projected production level of 1,600 t/d or 46,000 t/m for the first half of 2015 falling to 1,300 t/d or 38,000 t/m for the latter half of 2015.

Endeavour Silver Corp.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and the President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Property.

Conclusions and Recommendations

Conclusions

The QP considers the Bolañitos resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by Endeavour Silver continue to provide prospective targets both along strike and down dip of existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially on the southern La Luz structure currently being explored.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains positive.

Recommendations

Exploration in the Bolañitos District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent.

For 2015, the Regional Exploration will be focused on the evaluation of different veins of the Bolañitos South area.

Detailed mapping and sampling activities will be conducted on the Bolañitos North and South areas.

Endeavour Silver Corp.

The QP has reviewed the proposal for further exploration on the Bolañitos Mines Property and recommends that that the programs be carried out as planned.

The QP also recommends the following:

1.	Endeavour continues to define and enhance the geologic models used for resource modeling.

2.	That modelling parameters and procedures be regularly reviewed to develop better estimation plans.

3.

That Endeavour continues to develop an effective reconciliation plan for the Bolañitos Mines Project. Stope-by-stope reconciliations are difficult in mines where material from different stopes or even different mines is regularly mixed. However, reconciliation of ore mined and milled on a long- term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

4.

That mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations especially as new veins are discovered and subsequently developed.

5.	Endeavour looks for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

6.	The continued use of SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

7.	Geology send check assays to an independent lab for analysis.

El Cubo Mines Project, Guanajuato State, Mexico

The following summary of the El Cubo Mines Project is extracted from the technical report titled “NI 43-101 Technical Report on the Resource and Reserve Estimates for the El Cubo Mines Project, Guanajuato State Mexico” prepared by Michael Munroe SME-RM, a QP who is an employee of the Company, with an effective date of October 31, 2014 and dated February 25, 2015. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Summary

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the El Cubo Mines property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer, this report is in accordance with section 5.3.2 of National Instrument (NI 43-101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004 through to 2014, EDR posted ten consecutive years of growth of its silver mining operations. In addition to the El Cubo Mines property, EDR owns and operates the Bolañitos Mine, also located in Guanajuato, and the Guanaceví Mine located in northwestern Durango State, Mexico.

Endeavour Silver Corp.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of October 31, 2014. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term El Cubo Property, in this report, refers to the entire area covered by the mineral license, while the term El Cubo Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

The conclusions and recommendations in this report reflect the QP's best judgment in light of the information available to them at the time of writing.

Location and Property Description

The El Cubo mine property is located in central Mexico in the Mexican state of Guanajuato. The property is near the village of El Cubo, approximately 10 km east of the City of Guanajuato, and about 280 km northwest of Mexico City.

The region is mountainous with a mild climate that, except for seasonal rains, rarely impacts mining activities. Year-round access is available over a network of paved and unpaved roads.

Power to El Cubo Mines project is available from the regional grid (Comisión Federal de Electricidad), and water for operations is obtained from the underground mines and from historic surface damming of intermittent streams.

Telephone and internet communications are integrated into the national land-based telephone system and provide reliable service.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Ownership

The El Cubo property consists of 57 mining concessions covering an area of approximately 8,141 ha, including several mine adits, ramps, shafts, and the new 1600 tpd El Tajo processing plant.

Endeavour Silver’s wholly owned Mexican subsidiary, Compañía Minera del Cubo S.A de C.V (CMC), holds a 100% interest in the 57 mining concessions that make up the El Cubo property. Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to February 2, 2060.

Endeavour Silver Corp.

Since August 8, 2012, the concessions 240037 (RF. 306), 240038 (R.F. 307), 1925, and 4334 were added to Unificación Villalpando Sur (original title 229104 and substituted by 240917) Claim.

The concessions are free of liens or encumbrances, except that, four of the concessions, R.F. 306, R.F. 307, 1925, and 4334, covering approximately 30 ha, are subject to a lease contract originating in 1941.

The El Cubo concessions are subject to annual minimum investments and annual mining taxes. Endeavour has surface rights agreements that are sufficient to carry out proposed exploration and development activities.

Endeavour currently holds all necessary environmental permits for exploration and for commercial mining activity on its concessions.

History

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein, one of those on the El Cubo concessions which later produced significant amounts of gold and silver. In the 19th and 20th centuries, mining at El Cubo focused on northwest striking veins known as the Villalpando, Dolores, La Loca, and La Fortuna, and production was divided between many operators. In the early 1900’s, the Túnel Aventurero de San Felipe (now El Cubo level 4) was started in order to connect the Pastora-Fortuna, Villalpando, and La Loca veins. At the time, bonanza grades and widths were encountered on the Villalpando vein. These shoots were up to 4 m wide and assayed close to 1 kg of silver per tonne. The ‘bonanza’ ores were mined through the 1940’s, when much of the area was consolidated into a single company and claim block resembling the one on which CMC operates today.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The main vein structure extended northwest to the El Cubo concession boundary with the Peregrina Mine. The gold grades decreased as the vein was exploited at the deeper (8 - 12) levels. The Alto de Villalpando vein, which generally produced higher gold grade, was mined out. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was temporarily exhausted.

The El Cubo Mine changed ownership in the 1970’s, when the Palmers sold the mine to a private company owned by Messrs. Villagomez and Chommie. By 1979 there was little developed ore remaining above the 13th level on the Villalpando vein, and production from other related veins was low grade and sporadic. The mill was fed largely from the Chuca Loca open pit and from dumps. The shortage of quality ore came to an end after 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein.

In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage. Given the shortage of tonnage from active stopes, there was likely less emphasis on grade control.

Endeavour Silver Corp.

El Cubo was purchased by Mexgold Resources Inc. (Mexgold) from the previous owners in March 2004. The Las Torres mine and mill complex, owned by Industrias Peñoles, S.A. de C.V. (Peñoles) was leased by Mexgold in October of 2004. The property had been a prolific producer for many years, especially the adjacent Peregrina Mine, which continues to complement the El Cubo Mine by facilitating access to the deeper ore at El Cubo. Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., in 2006, and. Gammon Gold Inc. changed its name to its current name, AuRico Gold Inc. on August 26, 2011. In April of 2012, Endeavour entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The purchase was completed on July 13, 2012.

Geology and Mineralization

Geology

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980). The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen cutting off the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins. The latter two veins have relatively high gold content.

Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina, and Marmajas are examples of this series.

The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south. Recent drilling intersected mineralization in the south block and it is currently being exploited by underground mining.

Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. There are 41 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Endeavour Silver Corp.

Mineralization

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures.

The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold.

Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold-rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

A vertical mineralogical zonation occurs in the vein system. The upper levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold-rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 41 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1,800 m.

The alteration mineral assemblage in the El Cubo veins includes quartz (also, variety amethyst) and adularia with sericite more prevalent in the deeper reaches of the vein system. Chlorite is present laterally. Clay minerals are more common at higher levels of the vein system.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Exploration

Mine Exploration Drilling

In 2014, underground drilling was conducted with the objective to determine the extent of additional mineralization in areas currently being mined. The main targets were Villalpando (Area I, II and IV), Dolores (Area II), San Eusebio (Area II) and San Nicolas (Area IV) areas.

Drilling was conducted with both contractor and in-house machines.

The drill contracting firm was Versa Perforaciones S.A. de C.V. (Versa). From mid-May 2014, to mid-November 2014, Versa completed a total of 31 holes in 7,196 m of drilling.

Endeavour Silver Corp.

During the first Half, 2014, Endeavour Silver conducted in-house drilling using two drill machines (a pneumatically powered CP-65 and an electrically powered Diamec-250); also at mid-June it was acquired a bigger drill rig (VERSA Kmb.4) from Corebeil capable of drill 300 m in NQ size. There were 27 holes with 3,696.80 m of drilling completed by the in-house drills.

Surface Drilling

During 2014, Endeavour Silver completed a total of 27,971.65 m of surface diamond drilling in 69 drill holes by Layne Drilling SA de CV at the El Cubo Mines Project. Drilling activities were focused on the definition of the mineralized Villalpando body at the Asunción area; also drilling was conducted on the Villalpando South area. Endeavour collected and submitted for assay, 5,967 samples.

Other Activities

During 2014, the field exploration activities were mainly focused at the Cubo North area (Monte San Nicolas, San Amado, La Fragua and Villalpando North); also activities were conducted on the Cubo Central (Reyna-Panal-Soledad & Alicia) and Cubo South (Villalpando South area).

Detailed geological mapping, trenching, soil geochemical grid and sampling was conducted with the objective to define targets of interest with potential of mineralization for development of possible future drilling programs.

During these activities a total of 5,545 rock/soil samples were collected and sent for analysis.

2015 Exploration Program

For 2015, the Regional Exploration activities will be focused to test the drilling targets defined on 2014 (Villalpando South, Nayal-Cabrestantes and Cubo North), with a total of 5,000 m of drilling programmed. Also, field activities will continue at the East part of the Cubo North area, in order to improve the drilling exploration targets.

The Exploration Mine area activities will be focused in the Central Cubo, over the Villalpando, Reyna and Alicia veins areas

Table 1-1 summarizes the planned 2015 exploration budget for the El Cubo Mines Project.

Table 1-1
2015 El Cubo Exploration Priority Targets

Project Area	2015 Program		Budget US $
	Metres	Samples
Surface Exploration Drilling
Cabestrantes - Nayal	2,500	700	555,600
Cubo Norte	2,500	700	541,200
Subtotal	5,000	1,400	1,096,800
Mine Operations Exploration Drilling
Mine Exploration	2,000	700	506,200
Subtotal	2,000	700	506,200

Total (mine +exploration division)	7,000	2,100	1,603,000

Endeavour Silver Corp.

2014 Mineral Resource Estimate

Mineral Resource Statement

The mineral resources for the El Cubo Project as of October 31, 2014 are summarized in Table 1-1. Resources are exclusive of mineral reserves.

Table 2-2
Mineral Resource Estimate, Effective Date October 31, 2014 Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	738,000	172	2.74	4,064,000	65,000	8,616,000
Indicated	1,748,000	172	2.42	9,658,000	136,000	19,167,000
Total Measured and Indicated	2,486,000	172	2.51	13,722,000	201,000	27,783,000

Total Inferred	1,783,000	134	1.83	7,680,000	105,000	15,017,000

Assumptions and Parameters

Resources are undiluted. Assumed metal prices are $1,540 per ounce for gold and $22 per ounce for silver. Measured and Indicated Resource blocks above a cut-off of 179 g/t silver equivalent are considered for inclusion in resources. Inferred Resources above a cut-off of 100 g/t silver equivalent are included. Silver equivalent is calculated with a factor of 70:1, gold grams to silver grams.

Methodology

The mineral resource estimates presented in this report are estimated by both polygonal methods and 3D block modeling methods for the most recent exploration drilling. Polygonal methods use fixed-distance vertical projections from chip sample lines in the development drifts and stopes, and lateral projections from raises. The average grade of a sample line is the weighted average of the capped assays and the assay length. The average of a length of vein in longitudinal section is the average of all of the samples in the vein along that length weighted by their widths. The area of a block is the length in section multiplied by the vertical (or lateral for raises) projection. The volume is obtained by multiplying the area by the average width of the vein as sampled.

Volume is converted to tonnage by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3.

The 3D block modeling method uses geological 3D wireframes based on geological interpretation and the kriging interpolator to estimate grade. Thickness and tonnage are derived from the wireframe models.

Endeavour Silver Corp.

2014 Mineral Reserve Estimate

Mineral Reserve Statement

The mineral reserves for the El Cubo Project as of October 31, 2014 are summarized in Table 10-2.

Table 1-3
Mineral Reserve Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	346,600	144	1.94	1,615,400	21,600	3,129,400
Probable	446,900	132	1.79	1,893,100	25,700	3,689,800
Total Proven and Probable	793,500	137	1.86	3,508,500	47,300	6,819,200

Mineral Reserve Parameters

The parameters used to convert mineral resources to mineral reserves at the El Cubo project are as follow:

  Cut-off grade: 218 g/t AgEq.
  Dilution: 40%.
  Minimum width: 0.8m.
  Silver equivalent: 70:1, gold grams to silver grams.
  Gold price: US $1,260 per oz.
  Silver price: US $18 per oz.
  Gold recovery (overall): 89.4%.
  Silver recovery (overall): 87.7%.

Definitions and Classifications

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated above. The El Cubo project reserves have been derived and classified according to the following criteria.

Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For El Cubo Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For El Cubo Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

Endeavour Silver Corp.

Development and Operations

The El Cubo Mine is organized into four discrete physical areas, Areas 1 through 4, which have separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg.

The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability. The stoping methods used at El Cubo in 2014 were 90% mechanized cut-and-fill and 10% longhole open-stoping.

It is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 4 where it is collected, pumped, and distributed as additional water for the needs of mine production.

The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013. The mine has been gradually dewatered and new development is pursuing mineral in the lower levels.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises.

As of October 31, 2014, the company had a total of 576 direct employees distributed in different departments. There are 175 contract persons for underground development and ore transport from underground to surface and to the plant.

Endeavour Silver Corp.

Conclusions and Recommendations

Conclusions

The QP considers the El Cubo resource and reserve estimates presented in this report to follow the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have a negative effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers the mineral concessions controlled by Endeavour Silver in the El Cubo mining district to be highly prospective both along strike and down dip of the existing known mineralization, and that further resources could be converted into reserves with additional exploration and development especially south of the Asunción-Villalpando area.

The QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation remains optimistic.

Recommendations

Exploration in the El Cubo District is ongoing. Endeavour’s exploration programs have been successful in the past outlining several new resources of which the resource in the Asunción-Villalpando area is the most recent. The QP recommends that exploration continue and that budgeted exploration plans discussed in Section 26.1 be given final approval and executed.

The QP recommends that Mine Exploration investigate using an up-to-date electronic logging system for future exploration programs.

The QP recommends that an automatic data backup system be installed for both local and server data. A server failure in 2013 resulted in the loss of much of the data that would be useful for reconciliation purposes.

The QP recommends that as newer data is collected and newer areas the mine opened, the mine should consider using more 3D modeling techniques. The mine should develop procedures and protocols for modeling resources including 3D geologic models. This is a challenging task at present due to the analog nature of the majority of the data at El Cubo.

San Sebastian Project, Jalisco State, Mexico

The following summary of the San Sebastian Project is extracted from the technical report titled “NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico” prepared by Michael Munroe SME-RM, an employee of the Company, with an effective date of December 31, 2013 and dated March 27, 2014. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Endeavour Silver Corp.

Summary

Introduction

The purpose of this Technical Report is to support Endeavour Silver Corp’s (Endeavour) public disclosure related to the resource estimate for the San Sebastián Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43-101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

Endeavour is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, EDR has posted nine consecutive years of growth of its silver mining operations. In addition to the San Sebastián property, Endeavour owns and operates the Guanaceví Mine located in the northwestern Durango state, and the Del Cubo the Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of December 31, 2013. The mineral resource estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term San Sebastián Property, in this report, refers to the entire area covered by the mineral license, while the term San Sebastián Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

The conclusions and recommendations in this report reflect the QP's best independent judgment in light of the information available to him at the time of writing.

Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day), continues to operate in the district. The San Sebastián Properties being acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver Corp.

Endeavour Silver holds the San Sebastián Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Project is comprised of 12 mineral concessions. The core group of 10 concessions totalling 3,388 hectares (ha) were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA will retain a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totalling 2,078 ha.

Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions it’s still pending.

The annual 2014 concession tax for the San Sebastián Properties is estimated to be approximately 693,658 Mexican pesos (pesos), which is equal to about US $53,360 at an exchange rate of 13.00 pesos to US $1.00 dollar.

History

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this has may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

Geology and Mineralization

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about a 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

Endeavour Silver Corp.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

Exploration Program

2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the San Sebastián Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,586 (including property holding costs) was spent on exploration activities on the San Sebastián Project.

2011 Exploration Program

In 2011, exploration activities continued on the San Sebastián Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2,249,443 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2011.

2012 Exploration Program

In 2012, exploration activities continued on the San Sebastián Project, primarily involving surface diamond drilling.

A total of US $3,455,816 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2012,

2013 Exploration Program

In 2013, exploration activities continued on the San Sebastian Project. Follow-up surface diamond drilling continued in the Terronera vein area.

Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas.

A total of US $3,944,570 (including property holding costs) was spent on exploration activities on the San Sebastián Project in 2013.

2014 Exploration Program

The 2014 exploration program is planned to include 6,250 m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera vein.

The field activities will include detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West vein.

Endeavour Silver is budgeting to spend US $1,546,650, mainly on diamond drilling.

Endeavour Silver Corp.

2013 Mineral Resource Estimate

The mineral resource discussed in this report was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this mineral resources estimate is December 31, 2013.

Animas-Los Negros,El Tajo and Real Veins

The estimate was conducted using a polygonal/sectional method. Grade capping (based on log-probability plots) was at 524 g/t and 2.38 g/t for silver and gold, respectively.

Terronera Vein

A block model was developed for the Terronera vein which has been tested by more than 55 drill holes. The block size used to match the drilling density on a 50 m grid was 25 m along strike x 25 m down dip x the width of the vein. Grade interpolation was achieved by using the inverse distance cubed (ID3) technique. Grade capping (based on log-probability plots) was at 2,070 g/t and 7.96 g/t for silver and gold, respectively.

Cut-off Grade

The cut-off grade selected by Endeavour Silver for the resource estimate is 100 g/t silver equivalent (AgEq), using a 60:1 ratio based on prices of US $24.20/oz silver and US $1,420/oz gold, with no base metal credits applied.

A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 1-4.

Table 1-4
Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 100 g/t AgEq
Effective Date December 31, 2013

Vein	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total Indicated	2,476,000	229	1.08	294	18,216,200	86,300	23,394,200

Total Inferred	2,376,000	175	1.66	275	13,390,600	126,800	20,998,600

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Endeavour Silver Corp.

Conclusions and Recommendations

Conclusions

The QP considers the San Sebastián resource estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the resource estimate or the continued exploration of the San Sebastián Property.

The QP considers that the mineral concessions in the San Sebastián mining district controlled by Endeavour Silver to be highly prospective both along strike and down dip of the existing mineralization. Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted.

Therefore, the QP believes that with Endeavour’s continued commitment to exploration, there is a good likelihood of discovering additional resources at the San Sebastián Project.

Despite the potential for additional resources, Endeavour has not determined whether its mineral resource contains any mineral reserves that are economically recoverable. There are presently no mineral reserves on the San Sebastian Property.

Recommendations

Based on a review of the San Sebastián Project and the encouraging results thus far, the QP recommends the following.

That Endeavour continues exploration activities on the San Sebastián property. The exploration budget approved for 2014 is discussed in Section 26.1.

Endeavour continues to investigate and develop relationships with third parties holding prospective mining interests in and surrounding the San Sebastián Project area.

Drilling programs should continue to focus on upgrading and expanding the resources.

Where possible, limited underground development and core drilling and sampling should be conducted to complement surface exploration activities and the data should be incorporated into the 3D geological model.

As more data is collected, the modelling parameters and procedures be regularly reviewed to develop better estimation plans.

Endeavour continue to develop and regularly revise high quality geologic models as more drilling is completed to enhance resource modeling.

Current QA/QC program should be maintained and regularly reviewed to develop better protocols.

Endeavour Silver Corp.

The QP recommends that the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations be continued.

Additional metallurgical testing should be conducted as more information is collected to establish the optimum recovery method(s) and grade-recovery relationship(s).

As the resource base grows the need for basic engineering studies increases. Endeavour should initiate investigations into infrastructural requirements and as the project advances consider commissioning economic studies.

Budget for Further Work

In line with these recommendations, Endeavour Silver has proposed an exploration budget of US $1,546,650 for the period January, 2014 to December, 2014. Table 1-5 summarizes the planned 2014 surface exploration budget for the San Sebastián Project.

Table 1-5
Summary of Total 2014 Budget for the San Sebastián Project Exploration Programs

Project Area	2014 Program		Budget US $
	Metres	Samples
Surface Exploration Drilling
Terronera	6,250	2,000	1,149,450
San Sebastian Regional Exploration		1,200	397,200
Total	6,250	3,200	1,546,650

UPDATED INFORMATION

In 2014, At San Sebastián, the Company drilled 15,098 m in 49 holes to upgrade much of the previous inferred resource to the indicated category. The main mineralized zone in the Terronera vein now measures about 1,400 m long by 350 m vertical by up to 15 m thick. The MIA government mine development permit was received in November 2014 and the updated resource estimate was released in January 2015. As of October 31, 2014 Infill drilling will continue with one drill rig until additional drill permits are received. Management is now working on the individual change of soil use permits, initial mine plan, project engineering, economic evaluation and financing alternatives so that a production decision can be made.

Summary of the San Sebastian Mineral Resources at a Cut-off Grade of 150 g/t AgEq
Effective Date October 31, 2014

Vein	Tonnes	Silver (g/t)	Gold (g/t)	Silver Eq (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total Indicated	3,091,400	221	1.70	340	21,931,100	169,200	33,778,600

Total Inferred	1,176,700	189	1.44	290	7,165,200	126,800	10,967,800

Endeavour Silver Corp.

ITEM 5:	DIVIDENDS

5.1	Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2014. Although there are no restrictions preventing the Company from paying dividends, the Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

The following table provides a summary concerning the Company’s share capital as of December 31, 2014:

December 31, 2014

Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	101,976,901 common shares without par value

As at March 4, 2015, the Company has 101,976,901 common shares issued and outstanding.

All common shares of the Company rank equally as to dividends, voting rights and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2	Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3	Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “EDR” and since March 14, 2011 on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. Prior to March 14, 2011, the Company’s common shares were listed on the NYSE MKT.

Endeavour Silver Corp.

The price ranges for the Company’s common shares in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2014 and the months of January and February 2015 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-15	3.41	3.55	2.76	2.97	3,509,061
Jan-15	2.50	3.83	2.43	3.49	5,682,301
Dec-14	3.05	3.22	2.13	2.54	5,351,383
Nov-14	3.46	3.62	2.75	3.00	4,739,301
Oct-14	4.96	5.14	3.28	3.44	4,518,764
Sep-14	5.97	5.98	4.86	4.90	2,467,080
Aug-14	6.52	7.06	5.72	6.06	3,549,000
Jul-14	5.73	6.69	5.58	6.44	5,196,543
Jun-14	4.12	6.00	4.10	5.83	2,758,276
May-14	4.96	5.38	3.98	4.15	1,791,695
Apr-14	4.77	5.18	4.32	5.01	2,463,505
Mar-14	5.95	6.29	4.56	4.77	4,331,421
Feb-14	4.90	6.61	4.66	5.69	4,595,848
Jan-14	3.99	5.25	3.86	4.85	4,031,042

The price ranges for the Company’s common shares in United States dollars and volume traded on the NYSE for the most recently completed fiscal year ended December 31, 2014 and the months of January and February 2015 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-15	2.70	2.82	2.18	2.36	19,953,035
Jan-15	2.11	3.17	2.07	2.74	36,929,146
Dec-14	2.71	2.96	1.83	2.16	51,504,474
Nov-14	3.04	3.20	2.42	2.61	33,998,529
Oct-14	4.40	4.58	2.90	3.04	31,923,327
Sep-14	5.45	5.48	4.35	4.37	23,254,296
Aug-14	5.96	6.44	5.21	5.57	27,559,371
Jul-14	5.50	6.28	5.22	5.89	36,462,383
Jun-14	3.78	5.60	3.75	5.46	27,623,303
May-14	4.51	4.91	3.66	3.81	18,974,181
Apr-14	4.32	4.73	3.91	4.57	23,064,699
Mar-14	5.36	5.69	4.12	4.31	34,881,990
Feb-14	4.39	5.98	4.20	5.15	35,216,338
Jan-14	3.76	4.74	3.58	4.34	31,931,307

Endeavour Silver Corp.

ITEM 8:	ESCROWED SECURITIES

8.1	Escrowed Securities

To the Company’s knowledge, as at December 31, 2014, there were no escrowed securities or securities subject to contractual restriction on transfer.

ITEM 9:	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Bradford J. Cooke British Columbia, Canada	CEO and Director of Endeavour	Director and Chief Executive Officer (since July 25, 2002)	1,102,831 1.08%
Godfrey J. Walton British Columbia, Canada	Director, President and COO of Endeavour and President, G.J. Walton & Associates Ltd.	Director, President and Chief Operating Officer (since July 25, 2002)	75,847 0.07%
Ken Pickering(1) British Columbia, Canada	Vice President, Major Projects BHP Billiton to Oct 2010: Independent Director of Pan Aust (ASX); TheMac Resources (TSXV); Northern Dynasty Minerals Ltd.(TSX) and Enaex (Chile).	Director (since August 20, 2012)	5,000 0.005%
Mario D. Szotlender (1),(2),(3) Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration and mining companies	Director (since July 25, 2002)	225,100 0.22%

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Geoffrey Handley (1),(2),(3) Sydney, Australia	Independent Director of several public mineral exploration and mining companies	Chairman (since May 23, 2012) Director (since June 14, 2006)	10,000 0.01%
Rex McLennan (2),(3) Alberta, Canada	Independent Director, Chief Financial Officer of Viterra Inc. until December 2012	Director (since June 14, 2007)	10,000 0.01%
Ricardo Campoy (1),(3) New York, USA	Independent Director, Managing director of Headwaters MB, Director of General Moly	Director (since July 9, 2010)	4,000 0.004%
Daniel Dickson British Columbia, Canada	CFO of Endeavour	Chief Financial Officer (since April 1, 2008)	Nil
Luis Castro Durango, Mexico	VP of Exploration of Endeavour, prior Manager of Exploration of Endeavour	Vice President, Exploration (since November 12, 2012)	Nil
David Howe Leon, Mexico	VP of Operations of Endeavour since November 2007	Vice President Operations, Mexico (since November 1, 2007)	20,000 0.02%
Terence Chandler British Columbia, Canada	VP of Corporate Development of Endeavour Silver since January 2013. Consulting Geologist Terrenex Consulting, President Redcorp Ventures Limited	Vice President Corporate Development (since January 1, 2013)	Nil
Bernard Poznanski British Columbia, Canada	Lawyer, Koffman Kalef Business Lawyers	Corporate Secretary (since March 9, 2009)	Nil

(1)	Member of Compensation Committee and Member

(2)	Member of Corporate Governance and Nominating Committee

(3)	Member of Audit Committee

(4)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

Endeavour Silver Corp.

Directors' Terms of Office

Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Control of Securities

As at March 4, 2015 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,453,578 common shares of the Company, representing approximately 1.43% of the issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Bernard Poznanski, the Corporate Secretary of the Company, was a director and Corporate Secretary of Energem Resources Inc. (“Energem”) when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director and Corporate Secretary of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)

On March 7, 2006, the Executive Director of the British Columbia Securities Commission (the “BCSC”) issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed; and

(b)

On April 20, 2005, the Executive Director of the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed.

Endeavour Silver Corp.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when it was subject to cease trade orders or management cease trade orders in issued March 2008, April 2009 and May 2010.

(a)

On March 14, 2008, Century received notice from the British Columbia Securities Commission that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of inadequacies in a NI 43-101 technical report filed by Century for the Lamaque Project and in Century’s financial reports for the third quarter of 2007. On March 20, 2008 the British Columbia Securities Commission revoked the cease trade order and imposed a management cease trade order, giving Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon the filing of Century’s revised Lamaque Project NI 43-101 technical report, the filing of a NI 43-101 technical report on the San Juan Project and the filing of Century’s restated third quarter 2007 financial statements and related management’s discussion & analysis. The management cease trade order remained in place until June 24, 2008, when Century filed its audited financial statements and management’s discussion & analysis for the year ended December 31, 2007.

(b)

On May 4, 2009, Century announced that the British Columbia Securities Commission had granted Century an extension for filing its annual financial statements and management’s discussion and analysis for the year ended December 31, 2008 in response to Century’s request for a management cease trade order filed with the British Columbia Securities Commission on April 28, 2009. On May 22, 2009, Century filed its financial statements and management’s discussion and analysis for the year ended December 31, 2008. However, the management cease trade order remained in effect, with the consent of Century, until June 16, 2009.

(c)

On May 12, 2010, Century announced that the British Columbia Securities Commission had invoked a cease trade order with respect to Century’s shares as a result of Century’s failure to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009. Century subsequently filed its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2009, and the British Columbia Securities Commission revoked the cease trade order on May 17, 2010.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of the British Columbia Securities Commission and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

Geoffrey Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which establishes a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization will be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

Endeavour Silver Corp.

Terence Chandler, an officer of the Company, held the position of President, CEO and Director of Redcorp Ventures Ltd. (“Redcorp”) while Redcorp and its wholly-owned subsidiary Redfern Resources Ltd. (“Redfern”) were involved in proceedings under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). On March 4, 2009, Redcorp filed for protection under the CCAA with the intention to re-finance its mining project and restructure its debt. After an unsuccessful attempt to sell the mining property, the assets of Redcorp and Redfern were placed into receivership. By June 3, 2009, Mr. Chandler resigned as director and ceased to be an officer of Redcorp.

No director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3	Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Endeavour Silver Corp.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:	PROMOTERS

Since January 1, 2013 no person or company has acted as a promoter of the Company.

ITEM 11:	LEGAL PROCEEDINGS

11.1	Legal Proceedings

Other than discussed below, there are no legal proceedings in the Company’s last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a MXN$238 million (U.S.$16.1 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a major international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that the appropriate documentation and support for the expenses was provided and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus an estimated additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31, 2010. There has been no change in the accrual as at December 31, 2013, except for interest. On January 3, 2011, the Company filed a nullity action with the Federal Court of Tax and Administrative Justice. The Company expects a resolution of this matter in 2015.

11.2	Regulatory Actions

During the year ended December 31, 2014, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority. During the year ended December 31, 2014, there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2012 that has materially affected or is reasonably expected to materially affect the Company:

Endeavour Silver Corp.

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Conflict of Interest”

ITEM 13:	TRANSFER AGENT AND REGISTRAR

13.1	Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:	MATERIAL CONTRACTS

14.1	Material Contracts

Other than noted below there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2014 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company.

  Credit facility agreement made as of July 24, 2012 between Endeavour and The Bank of Nova Scotia (“Scotiabank”) for a $75 million reducing revolving credit facility (“the Facility”), reduced to $50 million July 24, 2013. The credit limit available under the Facility will reduce by $25 million July 24, 2015 and will mature on July 24, 2016. The Facility is for general corporate purposes and is principally secured by a pledge of Endeavour’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V.

  The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR or 1.75% to 3.25% per annum over Scotiabank’s Base Rate in Canada based on Endeavour’s total indebtedness to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. Endeavour also agreed to pay a standby fee of between 0.6875% and 1.05% per annum on undrawn amounts under the Facility and an issuance fee for letters of credit issued on behalf of Endeavour of between 2.75% and 4.25% per annum calculated on the face amount of each letter of credit, based on Endeavour’s total indebtedness to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation. As of December 31, 2014 the tangible net worth covenant was in breach. Subsequent to year end, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) on December 31, 2014, plus 50% of subsequent quarterly earnings. As at December 31, 2014, Endeavour has drawn $29.0 million under the Facility.

Endeavour Silver Corp.

ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2014 audited financial statements of the Company filed on SEDAR.

The Qualified Person who completed the reserves and resources estimate for the Guanacevi Project is Mike Munroe SME-RM, an employee of Endeavour. Mr. Munroe is the author of the report“NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanacevi Mines Project, Durango State, Mexico” dated February 25, 2015 (effective date of October 31, 2014) filed on SEDAR.

The Qualified Person who completed the reserves and resources for the Bolañitos Mines Project is Mike Munroe SME-RM, an employee of Endeavour. Mr. Munroe is the author of the report “NI 43-101 Technical Report on the Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico” dated February 25, 2015 (effective date of October 31, 2014) filed on SEDAR.

The Qualified Person who completed the estimate of the reserves and resources for the El Cubo Mine is Mike Munroe SME-RM. Mr. Munroe is the author of the report “NI 43-101 Technical Report on the Resource and Reserve Estimate for the El Cubo Mines Project , Guanajuato State, Mexico” dated February 25, 2015 (effective date of October 31, 2014 filed on SEDAR.

The Qualified Person who completed the mineral resource estimate for the San Sebastian Project is Mike Munroe SME-RM, an employee of Endeavour. Mr. Munroe is the author of the report “NI 43-101 Technical Report on the Resource Estimates for the San Sebastian Project, Jalisco State, Mexico” dated March 27, 2014 (effective date of December 31, 2013) filed on SEDAR.

15.2	Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of the Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

ITEM 16:	ADDITIONAL INFORMATION

16.1	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders held on May 8, 2014. Additional financial information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2014.

Endeavour Silver Corp.

16.2	Audit Committee

1.	The Audit Committee’s Charter

National Instrument 52-110 Audit Committees (“NI 52-110) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.	Composition of the Audit Committee

The Company’s audit committee is comprised of four directors, as set forth below:

Geoff Handley	Ricardo Campoy	Mario D. Szotlender	Rex McLennan

As defined in NI 52-110, Geoff Handley, Mario Szotlender, Ricardo Campoy and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

All of the members of the audit committee are financially literate.

3.	Relevant Education and Experience

Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

 Ricardo Campoy – Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations from Universidad Central de Venezuela, Caracas, Venezuela and 20 years experience financing and managing resource projects in Central and South America.

Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. Mr. McLennan has an ICD.D designation with the Institute of Corporate Directors. Mr. McLennan was most recently Chief Financial Officers of Viterra Inc., a major global agricultural commodity company, since February 2008, until Viterra was acquired by Glencore Plc in December 2012. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

Endeavour Silver Corp.

4.	Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions under NI 52-110:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.3(2) Controlled Companies;
(d)	the exemption in section 3.4 Events Outside Control of Member;
(e)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member;
(f)	the exemption in section 3.6 Temporary Exemption for Limited and Exceptional Circumstances;
(g)	the exemption in section 3.8 Acquisition of Financial Literacy;
(h)	an exemption from NI 52-110, in whole or part, granted under Part 8, Exemptions

5.	Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

6.	Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

7.	External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Tax Fees(2)	All Other Fees
December 31, 2014	Cdn.$587,800	Nil	Nil
December 31, 2013	Cdn.$712,700	Cdn.$40,700	Nil

(1)	Relates to fees for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.
(2)	Relates to fees for professional services rendered by the Company’s external auditor for tax compliance and tax advice.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective August 1, 2012)

This Audit Committee Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Company”) as of the date set out above.

1.	Purpose Of Audit Committee

1.1	The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board in carrying out its oversight responsibilities relating to:

(a)	The audit process;

(b)	The financial accounting and reporting process to shareholders and regulatory bodies; and

(c)	The system of internal financial controls.

1.2

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist the Committee members in the proper completion of their duties, for and on behalf of the Company and at the Company’s cost, without any requirement for further Board or management approval of such expenditure.

2.	Composition

The Committee shall consist of a minimum of three Directors, all of whom are “independent” within the meaning of National Instrument 52-110 - Audit Committees in Canada, and as required by all applicable United States securities laws and regulations and the policies of the New York Stock Exchange. The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that each member must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. One member of the Committee must have accounting and financial expertise, meaning that the member possesses financial or accounting credentials or has experience in finance or accounting.

3.	Duties

3.1

The Committee’s duty is to monitor and oversee the operations of management and the external auditor. Management is responsible for establishing and following the Company’s internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

3.2	The specific duties of the Committee are as follows:

(a)	Management Oversight:

(i)

Review and evaluate the adequacy of the Company’s processes for identifying, analyzing and managing financial risks, including foreign exchange and liquidity that may prevent the Company from achieving its objectives;

(ii)	Review and evaluate the adequacy of the Company’s processes over internal controls,;

(iii)	Review and evaluate the adequacy of the Company’s processes over the status and adequacy of internal information systems and security;

(iv)	Meet with the external auditor at least once a year in the absence of management;

(v)	Request the external auditor’s assessment of the Company’s financial and accounting personnel;

(vi)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

(b)	External Auditor Oversight

(i)	Recommend to the Board the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

(ii)	Recommend to the Board the compensation to be paid to the external auditor;

(iii)	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

(iv)	Review the scope and approach of the annual audit;

(v)	Inform the external auditor of the Committee’s expectations;

(vi)	Review the independence of the external auditor on an annual basis;

(vii)	Review with the external auditor both the acceptability and the quality of the Company’s financial reporting standards;

(viii)	Resolve any disagreements between management and the external auditor regarding financial reporting;

(ix)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

Endeavour Silver Corp.

A.

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

B.	the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

C.

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee; and

(x)	Confirm with the external auditor that the external auditor is ultimately accountable to the Board and the Committee, as representatives of the shareholders.

(c)	Financial Reporting Oversight

(i)

Review with management and the external auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of recommending their approval to the Board prior to their filing, issue or publication;

(ii)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than the public disclosure referred to in (i) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

(iii)	Discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management.

(d)	“Whistleblower” Procedures

(i)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Endeavour Silver Corp.